ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 25, 2007

Securities and Exchange Commissi
Division of Corporation Finance
Office of International Corporate F
450 Fifth Street
WASHINGTON DC 20549
USA

07026996

Gentlemen:

SUPPL

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
OCT 0 3 2007 E
THOMSON
FINANCIAL

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 25, 2007 (ASX - Announcement & Media Release: Activity Update)

dw 10/2

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated In Western Australia

25 September 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Preparing to run logs

FAR has been advised by ARC Energy Limited that final TD has been called at 3,430m MD based on lack of porosity in cuttings and the lack of significant hydrocarbon shows in the Virgin Hills Formation section. Current operations at the well comprise performing a wiper trip prior to logging.

A Drilling Report on the Valentine well is contained in the attached well summary sheet.

Stokes Bay 1 (FAR 8%)

The Stokes Bay 1 well will be drilled by sidetracking from the Valentine-1 wellbore after the completion of drilling operations at Valentine 1. Stokes Bay 1 is planned as a test of the extent and reservoir development of the gas accumulation intersected by the Point Torment 1 well and will be drilled as a deviated well with a total depth of approximately 2,500 metres. Point Torment 1 was drilled in 1992 and subsequently flowed gas at a rate of up to 4.3 million cubic feet of gas per day from the Carboniferous aged Anderson Formation sandstones. Subsequent tests of these sands produced ambiguous information on potential volumes and reservoir quality and the Stokes Bay 1 well is designed to provide a definitive test of the reservoir quality and extent of the accumulation.

The very strong gas shows and indications of porosity in the shallower intervals of the Anderson and Laurel Formations which were encountered as planned substantially down-dip in the Valentine-1 well bore are considered highly encouraging for the targets of the Stokes Bay 1 well.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	25 September 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth at 0900 hrs:	3430mMD	
Time of Reporting:	0900 hrs, WST 25 September 2007	
Operations Since Last Report:	Repaired the top drive hydraulic unit and directionally drilled from 3,377m to 3430mMD. Final TD has been called at 3430m MD based on lack of porosity in cuttings and the lack of significant hydrocarbon shows in the Virgin Hills Formation section.	
Current Operations:	Performing a wiper trip prior to logging.	
Hydrocarbon indications:	None	
Comment:	The upper part of the clastic sediments of the target Virgin Hills Formation are interpreted to have been intersected with lithologies being predominantly tight sandstones and calcareous claystones. No significant indications of hydrocarbons or porosity were noted over this interval. Further evaluation of all intervals in this well will be undertaken with the wireline logging program. Following the logging program, the well will be plugged back and sidetracked to the Stokes Bay location. The very strong gas shows and indications of porosity in the shallower intervals of the Anderson and Laurel Formations is considered highly encouraging for the targets of the Stokes Bay 1 well which were encountered as planned substantially down-dip in the Valentine well bore.	

Participants in the well **(post earning):**	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%

For information on FAR's drilling activities visit our website at www.far.com.au

SUPPL

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

September 24, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
September 24, 2007 (ASX - Announcement & Media Release: Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

24 September 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE

Valentine-1, Onshore Canning Basin, Western Australia (FAR 8%)
Drilling ahead at 3,382 metres

FAR has been advised by ARC Energy Limited that current operations at the well comprise drilling ahead at 3,382mMD.

Valentine 1 is located approximately 20 kilometres north of the township of Derby in northwest Western Australia's Kimberley region.


LEGEND
Joint Venture Permit Interest
Valentine Prospect
EP 104
PINNACLE FAULT
Valentine 1
King Sound
R1
Valentine Prospect Attributes
• Target Depth: -3115 m TVD
• Mean Potential: 379 BCF
• Upside Potential: 1091 BCF
EP 428
Derby
L 98-9
Kora 1
10 km

The primary reservoir objective of Valentine 1 is the Late Devonian aged Virgin Hills Formation. Valentine 1 is designed to intersect the interpreted Virgin Hills sandstones and carbonates near the structural crest of the prospect.

The Valentine prospect is a large lowside fault closure that is mapped in both the EP104 and R1 permits and extends over an area of some 66 square kilometres along the Pinnacle fault system. The Valentine reservoir objective is interpreted to be a slope fan / marine sand body which has a very distinctive seismic signature. The principal risk on the prospect is interpreted to be the stratigraphic updip seal mechanism, but the distinctive seismic signature of the objective section and the proven good petroleum source potential of the underlying Gogo Formation shales, together with the large potential hydrocarbon volumes, make it an attractive target.

A Drilling Report on the Valentine well is contained in the attached well summary sheet.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

VALENTINE-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	24 September 2007	
Permit:	R1	
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E	
Directional offset to target:	0 metres	
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL	
Prognosed Depths (measured KB):	**Top primary objective**	**Total depth**
	3,222 metres	3,407 metres
Prognosed drilling time:	25 days	
Spud Date:	1230 hrs, WST 12 August 2007	
Present Depth at 0600 hrs:	3,377mMD	
Time of Reporting:	0600 hrs, WST 24 September 2007	
Operations Since Last Report:	Directionally drilled from 3241m as of 20/9/07 to 3,377m on 22/9/07 when drilling stopped due to break-down of top drive hydraulic unit.	
Current Operations:	At 0600 hrs this morning (24/9/07), repairs were almost complete and by 0700hrs the well was drilling ahead at 3382m MD.	
Hydrocarbon Indications:	None	
Comment:	Lithologies are predominantly tight dolomites and minor dolomitic sandstones and claystones, of Devonian age; with minor mud gas shows observed. The primary reservoir objective; porous sandstones of the Virgin Hills Formation have not been intersected in the well to date.	
Participants in the well (post earning):	Empire Oil and Gas NL - 14.8% ARC Energy Limited - 38.95% (Operator) Emerald Oil & Gas NL - 12.75% Pancontinental Oil & Gas NL - 10.0% Phoenix Resources PLC - 10.0% First Australian Resources Limited - 8.0% Indigo Oil Pty Ltd - 5.5%	

A time versus depth chart follows:

Canning Basin Valentine - 1

Spud Date: 12:30hrs 12th August 2007 **General Well Data** **DATE:** 24/09/2007

Planned TD: 3407.5mMD / 3300m TVSS **AFE:** $3,826,543 **Drill Floor Elevation:** 18.1m amsl

Summary @06:00hrs

Working and reciprocating pipe while working on TDS. Current depth 3377mMD/3228mTVSS.


ARC ENERGY
Canning Basin Valentine-01
(Exploration Well from Spud)
Predicted Progress
Actual Progress
Days

For information on FAR's drilling activities visit our website at www.far.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au